VIA EDGAR

April 11, 2024

Raymond A. Be

Attorney-Adviser

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	StepStone Private Credit Income Fund (File Nos. 333-276309, 811-23924).

Mr. Be:

On behalf of StepStone Private Credit Income Fund (the “Fund”), submitted herewith via the EDGAR system are the responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the initial registration statement on Form N-2 on behalf of Stepstone Private Credit Income Fund (the “Fund”), filed on December 29, 2023. We will be filing Pre-Effective Amendment No.1 with this letter. This letter is in response to the comments of the Staff of the SEC provided in correspondence dated January 29, 2024.

For your convenience, we have restated your comments below followed by our responses.

Comment 1: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund acknowledges this comment.

Comment 2: Please supplementally explain the status of any exemptive relief or no-action request submitted, or expected to be submitted, in connection with the registration statement.

Response: The Fund acknowledges this comment. To the extent permitted by law, the Fund intends to invest alongside other StepStone-advised funds and clients in the same assets. The Advisers and the Fund have obtained an exemptive order from the SEC that permits the Fund to co-invest alongside its affiliates.

Comment 3: Please tell us if you have presented any test the waters materials in connection with this offering. We may have additional comments based on your response.

Response: The Fund confirms it has not presented any test the waters materials in connection with this offering.

Comment 4: Section 8(c) of the Securities Act relates to post-effective amendments. Please remove the check from the box next to “when declared effective pursuant to Section 8(c)”.

Response: This comment has been incorporated, and the checked box will be removed accordingly.

Comment 5: Limit the discussion under “Investment Objectives” to the Fund’s objective. Move references to the Fund’s strategy to seek the objective, like “by investing in various credit-related strategies” to the strategy section.

Response: This comment has been incorporated, and the impacted disclosure has been revised as follows:

The Fund’s investment objectives are to seek to generate current income and, to a lesser extent, long-term capital appreciation.

Comment 6: Clarify briefly how the products listed in items (4)-(7) are related to “private” credit. To the extent that they are not, remove them from the Fund’s 80% test for purposes of Rule 35d-1.

Response: The Fund’s 80% policy has been revised as follows:

Under normal circumstances, the Fund will invest at least 80% of its total assets (net assets plus borrowings for investment purposes) in private credit and income-related investments (“Private Credit and Income”).

Comment 7: To the extent known, discuss the expected percent allocation between significant segments of the Fund’s portfolio, such as anticipated allocations between the Lending Strategy and the Specialty Credit Strategy, as well as anticipated allocations between primary and Secondary Investments.

Response: The Fund expects that its allocations between significant segments of its portfolio may vary significantly over time. Furthermore, the Fund’s currently anticipated long-term allocations are subject to change.

Comment 8: The disclosure in this Q&A as well as throughout the registration statement makes it unclear which entities are, respectively, the Adviser, the Sub-Adviser, and other affiliates, as well as each entity’s experience as an investment adviser. Clearly identify separately, with captions or otherwise, the description of the Adviser’s and Sub-Adviser’s experience as an investment adviser. See Item 9.1.b of Form N-2. To the extent the Fund wishes to discuss relevant experience of affiliates of the Adviser or Sub-Adviser, please present such information in a manner that makes it clear that such experience is not the experience of an adviser to the Fund.

Response: This comment has been incorporated, and the impacted disclosure has been revised accordingly.

Comment 9: Similarly, the disclosure creates the defined term: the “Firm” to refer to the Adviser’s parent company but uses that defined term in ways that are unclear. For example, the disclosure on page 4 indicates that the Fund will use “the Firm’s evaluation [and] independent due diligence” in selecting investment opportunities. This appears to suggest that the “Firm” (StepStone Group LP, the parent which is not identified as an adviser to the Fund) is conducting investment advisory functions for the Fund. The use of such defined terms should facilitate understanding of the disclosure. See Rule 421(b) under the 1933 Act. Please revise to use a term that clearly identifies whether it is the adviser, sub-adviser, or other/parent entity that is performing the activity. Readers should not have to refer to this page to remember which entity “the Firm” is referring to, particularly since it is neither the adviser or sub-adviser. To the extent StepStone Group is performing investment advisory services to the Fund, revise the disclosure as appropriate.

Response: This comment has been incorporated, and the impacted disclosure has been revised accordingly. The Fund hereby confirms that StepStone Group LP is not performing investment advisory services to the Fund.

Comment 10: With respect to StepStone Private Debt, clarify how it is an affiliate of StepStone Group, including the control relationship between the two entities.

Response: StepStone Group Private Debt LLC is a wholly-owned subsidiary of Swiss Capital Alternative Investments AG (“SCAI”). SCAI is a subsidiary of StepStone Group Inc., which is the sole managing member of StepStone Group Holdings LLC, which in turn is the general partner of StepStone Group LP.

Comment 11: Please revise to disclose what the price per share will be after the initial offering.

Response: The disclosure has been clarified to reflect that the Fund’s shares will be continuously offered at the then calculated net asset value per share.

Comment 12: Consider clarifying, at the initial reference to the “Incentive Fee” that such fee will be up to 10% of the Fund’s net investment income.

Response: This comment has been incorporated, and the impacted disclosure has been revised as follows:

In addition, the Fund will pay the Adviser an income-based incentive fee. The “Incentive Fee,” will be accrued daily and payable quarterly in arrears based on the Fund’s “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter. The Incentive Fee will be up to 10% of the Fund’s Pre-Incentive Fee Net Investment Income. The payment of the Incentive Fee will be subject to a quarterly hurdle rate, expressed as a rate of return on the value of the Fund’s net assets at the end of the most recently completed calendar quarter, of 1.25% (5.0% annualized) (the “Hurdle Rate”), subject to a “catch up” feature (as described below).

Comment 13: The disclosure states that the Fund “combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a ‘private investment fund,’ with those of a registered closed-end investment company.” Given the number of other registered closed-end investment companies providing access to private credit (as well as other private assets), as well as business development companies that are publicly available also providing access to private credit, please clarify in the disclosure the basis for stating that this Fund has “many of the features of an investment fund not registered under the 1940 Act, often referred to as a ‘private investment fund.’”

Response: This comment has been incorporated, and the impacted disclosure has been revised as follows.

The Fund is a specialized investment vehicle that provides investors within the structure of a registered closed-end investment company with exposure to private credit investments that typically are made by investment funds not registered under the 1940 Act, often referred to as a “private investment fund.” Private investment funds are collective asset pools that typically offer their securities privately, without registering such securities under the Securities Act. The Advisers believe that securities offered by private investment funds are typically sold in large minimum denominations (often at least $5,000,000 to $20,000,000) to a limited number of institutional investors and high-net-worth individuals. Compared to private investment funds, registered closed-end investment companies often impose relatively modest minimum investment requirements and offer their shares to a broader range of investors.

Comment 14: Disclose the types of data and analysis that the Fund will use to select its investments.

Response: The Fund hereby confirms that it will use data and analysis throughout all stages of the investment process, including in the sourcing, underwriting, and monitoring stages. The Fund will use various data sources throughout the process, including the institutional expertise of StepStone private debt and private equity teams, StepStone’s access to a network of private debt general partners, sponsors, and industry experts, and access to databases containing credit-specific data.

Comment 15: Please revise your strategy-related disclosures to address how the Fund sources, diligences, structures, and monitors its private investments. In addition, please address the Fund’s strategies for dealing with under- and non-performing investments. In addition, please address any portfolio construction parameters such as position and sector limits, and similar considerations. Please provide this disclosure in Summary fashion here and in greater detail later in your prospectus.

Response: This comment has been incorporated, and the following disclosure has been added:

Investment Process

The Adviser, with the support of StepStone Group under the Resource Sharing Agreement, and the Sub-Advisor intend to adhere to a disciplined, focused investment screening and selection process with an emphasis on fundamental analysis and due diligence in connection with investing the Fund’s assets. The Advisers will also retain, in certain situations, external consultants, advisors and accountants to augment due diligence. The Advisers’ approach of working closely with lenders and issuers on transactions is expected to allow for a thorough due diligence process as well as providing the Advisers with the requisite time to complete each step in its screening, due diligence and monitoring process for the Fund, which will typically include the below steps in connection with the Fund’s Lending Strategy.

The Adviser’s Investment Committee

The Adviser carries out portfolio management through its Investment Committee (the “Investment Committee”). The Investment Committee comprises senior personnel of the StepStone Group. The committee functions include the consideration, and if appropriate, approval of proposed investments based on investment memorandum prepared by the investment teams within the Advisers, decisions on allocations to eligible funds, ongoing monitoring of the investments and incidents, among other matters.

The Investment Committee review process is multi-step and iterative and occurs in parallel with the diligence of investments. Once the diligence process has begun, the investment team presents updates at twice-weekly Investment Committee meetings. The Investment Committee reviews all activity from the prior week, with a focus on detailed updates of ongoing situations and in-depth review of all new investment opportunities.

The ultimate results and findings of the investment analysis are compiled into an investment memorandum that is used as the basis to support the investment thesis and utilized by the Investment Committee for final investment review and approval.

The Investment Process Steps

The Adviser’s investment process for an investment opportunity spans one to two months, from the initial screen through final approval and funding. The process begins with the work of the investment team. The investment team are investment professionals in StepStone Group to whom the Adviser has access by virtue of the Resource Sharing Agreement.

Sourcing and Initial Review

In order to source transactions, the Adviser primarily utilizes its significant access to transaction flow through more than 90 different co-investment relationships with Investment Partners. With respect to StepStone’s origination channels, the global presence of StepStone generates access to a substantial amount of opportunities with attractive investment characteristics. The broad network of Investment Partners includes private credit asset managers, origination platforms, private equity asset managers, financial intermediaries, and other parties.

The investment team examines information furnished by the Lending Source and, as applicable, the target company and external sources. The investment team determines whether the investment meets the Fund’s basic investment criteria and offers an acceptable probability of attractive risk adjusted returns.

Only the most attractive opportunities are pursued further, meaning that many opportunities are declined by the investment team at this stage with respective communication to the Lending Source. For opportunities that proceed to the next stage, a list of initial due diligence questions and a request for additional diligence materials are prepared.

Evaluation and Further Review

The investment team reviews additional diligence materials to answer initial due diligence questions identified in the Initial Review.

Due Diligence

Once the diligence process has begun, the investment team presents updates at twice-weekly Investment Committee meetings. The Investment Committee conducts a thorough and rigorous review of the opportunity with the investment team to ensure the potential investment fits the Fund’s investment strategy. The investment team may examine some or all of the following deal attributes, along with other factors:

•	transaction dynamics such as deal rationale, use of proceeds, co-investment rationale;

•	borrower credit profile including credit metrics, size of the borrower, resiliency of business model, market position, industry fundamentals, and relative value assessment;

•

historical financial performance; including asset valuation, financial analysis, scenario analysis, future projections, growth assumptions, free cash flow generation, de-leveraging profile, other key financial credit metrics, and comparable credit and equity analyses;

•	legal considerations including the strength of the credit structure and related documentation;

•	performance track record of the Lending Source who sourced the opportunity;

•	performance track record and experience of the private equity sponsor;

•	analysis of the structure and leverage of the transaction; and

•	analysis on how the particular investment fits into the overall investment strategy of the Fund.

To enhance the analysis of potential investments, the investment team may review additional materials including but not limited to consulting and accounting reports, legal documents and other relevant borrower information. The investment team may also conduct reference calls with other Investment Partners and industry participants. In addition, the Adviser may schedule meetings and/or calls with the private equity sponsor(s).

Final Approval

Once all investment team questions are answered appropriately, the investment team seeks final Investment Committee approval. A majority approval of the Investment Committee is required to approve any initial or follow-on investment or disposition for the Fund.

Monitoring

The Advisers will receive financial reports typically detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from portfolio companies. The Advisers will use this data to conduct an ongoing assessment of the investment’s operating performance and prospects.

The Adviser will regularly monitor the Fund’s investments, including Underlying Funds, with regard to their adherence to investment strategy and style, their performance and their exposure to adverse market developments.

Comment 16: The disclosure indicates that the Fund intends to borrow money through a credit facility or other arrangement to achieve its investment objective. Discuss in further detail the anticipated amount and timing of such leverage. To the extent the Fund intends to obtain such leverage in the first year, ensure the estimated cost is reflected in the fee table.

Response: The Fund hereby confirms that it intends to use leverage to the maximum amount permissible under the 1940 Act. To the extent the Fund will obtain such leverage in the first year, the estimated cost of such leverage will be reflected in the fee table.

Comment 17: Please consider order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response: This comment has been incorporated, and the impacted disclosure has been revised accordingly.

Comment 18: Please clarify the first sentence of the “Opportunistic Credit” section.

Response: This comment has been incorporated, and the impacted disclosure has been revised as follows:

The Fund expects to invest opportunistically from time to time, with a view to enhance returns, in asset-backed securities, convertible debt, loan participations, bridge loans, structured products such as CLOs, debtor-in-possession financings, lending to lenders and equity in loan portfolios or portfolios of receivables….

Comment 19: In the third paragraph of this section, the disclosure states that the Advisers “believe that larger secondary firms continue . . .” Briefly explain what a “secondary firm” is in plain English.

Response: This comment has been incorporated, and the impacted disclosure has been revised as follows:

…Further, the Advisers and StepStone Group also believe that larger investment firms that buy and sell limited partner interests in Investment Funds from existing limited partners continue to exhibit general indifference to many Private Credit and Income Investment Fund secondary transactions, as they are often sub-scale for the larger firms and are difficult to evaluate due to a minimal level of provided or obtainable information…..

Comment 20: This risk factor addresses risks of investing in China. To the extent the Fund anticipates that investing in China will be a principal strategy, please discuss in the strategy section the role of such investments in the Fund’s portfolio.

Response: Investing in China will not be a principal strategy and, therefore, we have deleted this disclosure.

Comment 21: The disclosure states that the Fund will employ an “over-commitment” strategy. Please confirm to the staff that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Include in your response a general explanation as to why the Fund believes it can cover its commitments.

Response: We confirm that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. The Fund will be continuously offered and will have three sources of cash to fund its unfunded commitments – (1) incoming subscriptions, (2) principal repayments from the maturing of its private credit portfolio investments and (3) a credit facility. With these three sources of cash, the Fund believes it will be able to manage its incoming cash in order to fund all of its unfunded commitments.

Comment 22: The disclosure lists infrastructure sector, agriculture and forestry sector risk, and real estate investments as principal risks of the Fund. To the extent the Fund anticipates that investing in these sectors or industries will be a principal strategy of the Fund, revise your strategy disclosure to address the extent of such allocations and any unique investment-related considerations associated with these allocations.

Response: Investing in these sectors or industries will not be a principal strategy and, therefore, we have deleted this risk disclosure.

Comment 23: The disclosure states that “The above discussions . . . are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund.” The disclosure should describe all principal risks with respect to an investment in the Fund. It is appropriate to acknowledge that some risks may not be known or anticipated to be material to the Fund at this time. Please revise as appropriate.

Response: This comment has been incorporated, and the impacted disclosure has been revised as follows:

The above discussions of the various risks associated with the Fund reflect all principal risks with respect to an investment in the Fund. Some risks may not be known or anticipated to be material to the Fund at this time. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this Prospectus. The Fund will update this Prospectus to account for any material changes in the risks involved with an investment in the Fund.

Comment 24: Please include an example or a graphic showing how the incentive fee works within the parameters of the hurdle and catch-up components.

Response: This comment has been incorporated, and the impacted disclosure has been revised accordingly to include a graphical representation of the incentive fee calculation.

Comment 25: The disclosure states that “The Advisers and their affiliates may receive payments from investment managers in connection with such activities.” Clarify what sorts of payments these are and why the other investment managers will be making such payments to the Advisers and their affiliates.

Response: This comment has been incorporated, and the impacted disclosure has been revised as follows:

The Advisers or their affiliates provide or may provide investment advisory and other services to various entities. The Advisers and certain of their investment professionals and other principals, may also carry-on substantial investment activities for their own accounts, for the accounts of family members and for other accounts (collectively, with the other accounts advised by the Advisers and their affiliates, “Other Accounts”). The Fund has no interest in these activities. The Advisers and their affiliates may receive payments from investment managers in connection with such activities, such as advisory and sub-advisory fees received as consideration for advisory or sub-advisory services rendered with respect to Other Accounts. As a result of the foregoing, the Advisers and the investment professionals who, on behalf of the Advisers, will manage the Fund’s investment portfolio will be engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons will devote only so much of their time as in their judgment is necessary and appropriate.

Comment 26: Please file the finalized exhibits once they are available.

Response: The Fund hereby confirms that the finalized exhibits will be filed in a subsequent amendment filing once they are available.

Comment 27: When available, please provide as soon as practicable, via correspondence, a final draft of the Fund’s organizational documents, including the amended and restated Declaration of Trust referred to in the Fund’s current Declaration of Trust, in order to enable the staff (as early in the process as possible) to review.

Response: The Fund hereby confirms that the final draft of the Fund’s organizational documents, including the amended and restated Declaration of Trust referred to in the Fund’s current Declaration of Trust, has been provided in Pre-Effective Amendment No. 1.

Comment 28: We note that the Registration Statement is signed by a single trustee of the Fund. Please ensure that any subsequent amendment satisfies the signature requirements of Section 6(a) of the 1933 Act.

Response: This comment has been incorporated.

***

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz, Esq.
Dechert LLP